UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated February 19, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release    ANGLOGOLD ASHANTI LIMITED ADVISES OF TEMPORARY
SUSPENSION OF OPERATIONS AT IDUAPRIEM MINE

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 \ NYSE symbol: AU \ JSE share code: ANG
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
19 February 2010
TEMPORARY SUSPENSION OF OPERATIONS AT IDUAPRIEM MINE
Following discussions with the Environmental Protection Agency of Ghana (EPA) in relation to potentially adverse environmental impacts arising from the current tailings storage facility, operations at AngloGold Ashanti’s Iduapriem mine in Ghana have been suspended until alternative arrangements for tailings storage can be established. In conjunction with the EPA, we have identified an interim location for tailings storage and will work with the agency over the next month to make this operational.
In parallel, the mine is accelerating the development of a new tailings storage facility and a water treatment plant, which it aims to commission in the latter part of 2010 or in early 2011.
Rescheduling is underway to define the production impact but it is expected that a revised plan will enable a significant portion of lost production to be recovered over the course of the year. Employees and key suppliers are being engaged to assist during the transition period.
In 2009, Iduapriem produced 190,000oz of gold, some 4% of AngloGold Ashanti’s annual global production.
ENDS
Contacts
Tel:
Mobile:
E-mail:
Alan Fine (Media) +27 (0) 11 637 6383 + 27 (0) 83 325 0757 afine@anglogoldAshanti.com
Joanne Jones (Media) +27 (0) 11 637 6813 +27 (0) 82 896 0306 jjones@AngloGoldAshanti.com
Sicelo Ntuli (Investors)
+27 (0) 11 637-6339              +27 (0) 71 608 0991
sntuli@anglogoldashanti.com
Stewart Bailey (Investors) +1 212 836 4303 +1 646 338 4337 sbailey@anglogoldashanti.com
Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and completion of acquisitions and dispositions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any pending litigation proceedings, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2008, which was distributed to shareholders on
27 March 2009 and the company’s annual report on Form 20-F, filed with the Securities and Exchange Commission in the United States on
May 5, 2009 as amended on May 6, 2009. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.
AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com
and under
the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: February 19, 2010
By: /s/ L Eatwell
Name: L EATWELL
Title:   Company Secretary